UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 4)*
TECHTEAM GLOBAL, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
878311109
(CUSIP Number) Mr. Charles Frumberg Emancipation Capital 825 Third Avenue New York, NY 10022 (212) 605-0661
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 1, 2010
(Date of Event which Requires
Filing of this Schedule)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 878311109	Page 2 of 8 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emancipation Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 737,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 737,035
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 737,035
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.59%
14		TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS

SCHEDULE 13D

CUSIP No. 878311109	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emancipation Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 737,035
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 737,035
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 737,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.59%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS

SCHEDULE 13D

CUSIP No. 878311109	Page 4 of 8 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emancipation Capital Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 737,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 737,035
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 737,035
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.59%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS

SCHEDULE 13D

CUSIP No. 878311109	Page 5 of 8 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles Frumberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 6,397 (1)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 737,035
	9	SOLE DISPOSITIVE POWER 6,397 (1)
	10	SHARED DISPOSITIVE POWER 737,035
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 743,432 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64%
14		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS

(1)  Includes options to purchase 3,250 Shares that may be exercised within 60 days of this Amendment 4.

SCHEDULE 13D

CUSIP No. 878311109	Page 6 of 8 Pages

The Schedule 13D filed by the Reporting Persons on October 31, 2008 relating to shares ("Shares") of the common stock, par value $0.01, of TechTeam Global, Inc.(the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D filed on February 13, 2009, Amendment No. 2 to the Schedule 13D filed on June 9, 2010, and Amendment No. 3 to the Schedule 13D filed on September 20, 2010 is hereby amended as set forth below by this Amendment No. 4 to the Schedule 13D ("Amendment No. 4").

Except as specifically provided herein, Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 1, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Stefanini International Holdings, Ltd (“Stefanini”) and Platinum Merger Sub, Inc., a wholly-owned subsidiary of Stefanini (the “Purchaser”). Pursuant to the terms of the Merger Agreement, and subject to the conditions thereof, the Purchaser agreed to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the Issuer’s common stock, par value $0.01 per share (the “Shares”), for $8.35 per share, net to the holders thereof in cash, subject to applicable withholding taxes. In connection with and as a condition to the Offer, Emancipation Capital LLC (“Emancipation”) entered into a Tender and Support Agreement with Stefanini and the Purchaser, dated November 1, 2010 (the “Tender and Support Agreement”). Pursuant to the Tender and Support Agreement, and in accordance with the terms and conditions thereof, Emancipation agreed (i) to tender all of its beneficially owned Shares in the Offer and (ii) if required, to vote all of its beneficially owned Shares in favor of adoption of the Merger Agreement and the transactions contemplated thereby.

References to, and the description of, the Merger Agreement and the Tender and Support Agreement throughout this Amendment No. 4 to the Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Tender Support Agreement, filed as Exhibits 1 and 2 hereto, which are incorporated by reference herein.

As of the date of this Amendment No. 4, except as set forth above or in the information previously reported on the Schedule 13D, none of the Reporting Persons has any present plan or intention which may result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           As of November 10, 2010, the Reporting Persons other than Charles Frumberg may be deemed to beneficially own, in the aggregate, approximately 6.59% of the Issuer's outstanding Shares.  Charles Frumberg may be deemed to beneficially own, in the aggregate, approximately 6.64% of the Issuer's outstanding Shares.  The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 11,178,577 Shares outstanding, which is the total number of Shares outstanding as of November 1, 2010 as reported in the Issuer's quarterly report for the quarter ended September 30, 2010.

SCHEDULE 13D

CUSIP No. 878311109	Page 7 of 8 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The information set forth in Item 4 of this Amendment No. 4 and the exhibits hereto are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 1:	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Report on Form 8-K filed with the Commission on November 2, 2010).

Exhibit 2:	Tender and Support Agreement.

SCHEDULE 13D

CUSIP No. 878311109	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that  the information set forth in this statement is true, complete and correct.

Dated: November 10, 2010

EMANCIPATION CAPITAL, LP
By:	Emancipation Capital, LLC, its general partner

By:	/s/ Charles Frumberg
Charles Frumberg
Managing Member

EMANCIPATION CAPITAL MASTER LTD.

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Director

EMANCIPATION CAPITAL, LLC

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

CHARLES FRUMBERG

/s/ Charles Frumberg